UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On May 22, 2025, NANO-X IMAGING LTD (the “Company”) issued a press release announcing the Company’s results of operation for the first quarter ended March 31, 2025, and providing a business update. A copy of that press release is attached hereto as Exhibit 99.1, and incorporated herein by reference.

In addition to reporting the Company’s financial results in accordance with generally accepted accounting principles in the United States (“GAAP”), the press release also includes certain financial measures for the Company’s performance that are not prepared in accordance with GAAP due to the exclusion of certain expenses that are required to be included under GAAP.

For information on the Company’s GAAP and non-GAAP financial results for the period, please refer to the press release.

The GAAP financial statements tables contained in the press release attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s Registration Statements on Form F-3, File No. 333-271688, and Form S-8, File No. 333-248322.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release, dated May 22, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: May 22, 2025

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